United States Securities and Exchange Commission
Washington, D.C. 20549
Form 11-K
Annual Report
Pursuant to Section 15(d) of the Securities Exchange Act of 1934
(Mark One)

☑	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2025

☐	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from                      to
Commission file number 001-15202

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
W. R. Berkley Corporation Profit Sharing Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
W. R. Berkley Corporation
475 Steamboat Road
Greenwich, CT 06830

W. R. BERKLEY CORPORATION PROFIT SHARING PLAN
December 31, 2025 and 2024
Index to Financial Statements and Supplemental Schedules

    Page(s)
Report of Independent Registered Public Accounting Firm    1

Financial Statements:

    Statements of Net Assets Available for Plan Benefits as of December 31, 2025 and 2024    2
    Statement of Changes in Net Assets Available for Plan Benefits for the year ended December 31, 2025    3
    Notes to Financial Statements    4 - 10

Supplemental Schedules:

Schedule H, Line 4a - Schedule of Delinquent Participant Contributions for the Year Ended December 31, 2025    11
Schedule H, Line 4i — Schedule of Assets (Held at End of Year) as of December 31, 2025     12 - 13
Exhibit 23 - Consent of Independent Registered Public Accounting Firm    EX-23

Report of Independent Registered Public Accounting Firm
To the Plan Participants and Plan Administrator
W. R. Berkley Corporation Profit Sharing Plan:
Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for plan benefits of W. R. Berkley Corporation Profit Sharing Plan (the Plan) as of December 31, 2025 and 2024, the related statement of changes in net assets available for plan benefits for the year ended December 31, 2025, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2025 and 2024, and the changes in net assets available for plan benefits for the year ended December 31, 2025, in conformity with U.S. generally accepted accounting principles.
Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
Accompanying Supplemental Information
The supplemental information in the accompanying Schedule H, Line 4a - Schedule of Delinquent Participant Contributions for the year ended December 31, 2025 and Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2025 have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ KPMG LLP
We have not been able to determine the specific year that we began serving as the Plan’s auditor; however we are aware that we have served as the Plan’s auditor since at least 1993.
New York, New York
June 25, 2026

W. R. BERKLEY CORPORATION PROFIT SHARING PLAN
Statements of Net Assets Available for Plan Benefits
December 31, 2025 and 2024

	2025	2024
Assets:
Cash	$3,291,585	$3,231,317

Investments, at fair value (note 6):
W. R. Berkley Corporation Common Stock Fund	298,705,590	254,610,103
Mutual Funds	390,070,293	365,920,928
Common Collective Trusts	1,744,402,311	1,478,011,673
Stable Value Fund	61,148,236	69,506,345
Money Market Fund	42,062,308	29,422,425
Other Investments	154,500	156,331
Total Investments, at fair value	2,536,543,238	2,197,627,805

Participant loans receivable	19,471,900	18,209,749

Contributions receivable employer	78,642,515	74,314,416

Total Assets	2,637,949,238	2,293,383,287

Liabilities:
Payable for securities purchased	71,181	93,133
Payable for trustee, administrative fees and other	37	1,282
Total Liabilities	71,218	94,415

Net assets available for plan benefits	$2,637,878,020	$2,293,288,872
See accompanying notes to financial statements.

W. R. BERKLEY CORPORATION PROFIT SHARING PLAN
Statement of Changes in Net Assets Available for Plan Benefits
Year ended December 31, 2025

Additions to net assets attributed to:
Investment income:
Net appreciation in fair value of investments	$374,809,885
Interest and dividends	39,691,461
Net investment income	414,501,346

Interest on participant loans	1,353,097

Contributions:
Employer	75,681,301
Participants	69,563,713
Rollovers	26,265,930
Total contributions	171,510,944

Total additions	587,365,387

Deductions from net assets attributed to:
Benefits paid to participants	242,493,770
Other expenses, net	282,469
Total deductions	242,776,239

Net increase in net assets available for plan benefits	344,589,148

Net assets available for plan benefits at:
Beginning of year	2,293,288,872

End of year	$2,637,878,020
See accompanying notes to financial statements.

W. R. BERKLEY CORPORATION PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2025 and 2024

(1)     Plan Description
The following brief description of the W. R. Berkley Corporation (the “Company”) Profit Sharing Plan (the “Plan”) is provided for general information purposes only. This brief description is qualified in its entirety by the text of the Plan, and Participants should refer to the Plan for a more complete description of the Plan. Capitalized terms used herein shall have the respective meanings as set forth in the Plan.
(a)    General
The Plan is a defined contribution plan and was established for the benefit of eligible Employees of the Company and its participating subsidiaries. Employees of the Company and its participating subsidiaries become eligible to participate in the Plan for purposes of making Tax-Deferred Contributions, Roth Contributions, Catch-Up Contributions and Rollover Contribution/Transfer Amounts on the date they were first credited with an Hour-of-Service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Plan allows for mandatory distributions to terminated Participants whose vested Account balance is less than $1,000.
Fidelity Management Trust Company (“Fidelity”) is the Trustee and Fidelity, or its affiliates, act as the custodian and record keeper for the Plan. The Company has a Profit Sharing Plan Finance Committee (“Finance Committee”) to select the investment alternatives provided by the Plan. The Company has a Profit Sharing Plan Administrative Committee (“Administrative Committee”) to act as the administrator of the Plan (“Plan Administrator”).

(b)    Contributions
Employer Contributions
Each Plan Year, the Company makes an Employer Profit Sharing Contribution to the Plan. The Company’s current minimum Employer Profit Sharing Contribution for each Plan Year is 5% of a Participant’s Earnings for the period of the calendar year that the Employee was a Participant, up to the maximum amount permitted for one year by the U.S. Internal Revenue Code of 1986, as amended (“IRC”). The Company’s Employer Profit Sharing Contribution is allocated as follows: 60% to the Participant’s Company Profit Sharing Account, subject to the Plan’s vesting schedule; and 40% to the Participant’s Tax-Deferred Contribution Account, which is 100% vested.
Employer Profit Sharing Contributions are determined separately for each Participating Employer and are allocated as of the last day of the calendar year based on the Participant’s Earnings. Eligible Earnings accrue on the earlier of the first day of the Calendar Quarter following the first full Calendar Quarter in which the Participant completes 250 Hours-of-Service, or on the first day of the Calendar Quarter following the first employment year (the 12 consecutive month period measured from the date of the first Hour-of-Service) in which the Participant completes at least 1,000 Hours-of-Service provided they are an employee on the first day of such Calendar Quarter. Prior to January 1, 2021, Hours-of-Service were determined by tracking an employee’s actual completed hours. For Plan years commencing on and after January 1, 2021, Hours-of-Service will be determined using the U.S. Department of Labor’s equivalency rules. Under these rules, for Plan purposes, an employee will automatically be deemed to complete 190 Hours-of-Service for each calendar month in which he or she is credited with at least one Hour-of-Service, regardless of the actual number of hours that the employee completes in a calendar month. If the Participant’s employment during a single Plan Year was divided between two or more Participating Employers, and the Participant is eligible for an Employer Profit Sharing Contribution for the Plan Year, each Participating Employer for which the Participant worked will make the appropriate contribution to the Participant’s Account based on their period of service with, and Earnings from, the Participating Employer.
Participant Contributions
    Tax-Deferred Contributions
A Participant in the Plan may elect to have voluntary Tax-Deferred Contributions deducted from their pay, for each pay period, in any amount from 1% to 50% of their eligible Earnings. A Participant may also elect to have an amount in excess of 50% of their eligible Earnings for a pay period deducted provided that their aggregate Tax-Deferred Contributions for the calendar year do not exceed 50% of the Participant’s eligible Earnings to date up to a statutory limit ($23,500 for 2025 and $23,000 for 2024). A Participant may change or suspend their Tax-Deferred Contributions election. Any Employee who fails to make an election with respect to the Tax-Deferred Contributions and/or Roth Contributions shall be deemed to have elected to make Tax-Deferred Contributions to the Plan at an initial rate equal to 1% of Earnings commencing the first payday on or after the 90th day following the Employee’s employment commencement date. The Employee is also automatically enrolled in the Plan's Annual Increase Program, that increases the contribution rate 1% annually as determined by the Employee’s date of hire or adjusted date of hire, whichever is the latest, until capped at 3%.

W. R. BERKLEY CORPORATION PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2025 and 2024

    After-Tax Roth Contributions
A Participant may designate part or all of their Plan contributions as either Tax-Deferred Contributions or as after-tax Roth Contributions provided that their aggregate combined Tax-Deferred Contributions and after-tax Roth Contributions for the calendar year do not exceed 50% of the Participant’s Earnings for the Plan year up to a statutory limit ($23,500 for 2025 and $23,000 for 2024). A Participant may change or suspend their after-tax Roth Contribution election. An in-plan Roth conversion feature is available subject to terms and conditions established by the Plan’s Administrative Committee. Participants may be eligible to convert certain accounts that are eligible for in-service withdrawal (other than hardship withdrawal) to a designated Roth account within the Plan.
    Rollover Contributions/Transfer Amounts
A Participant who receives a qualifying rollover distribution from an eligible retirement plan may make a Rollover Contribution into the Plan even though the Participant has not otherwise become eligible to participate in the Plan. Amounts that are attributable to after-tax Roth Contributions may be rolled into the Plan only from another employer’s eligible retirement plan; they may not be rolled into the Plan from a Roth IRA, even if the only monies held in the Roth IRA were previously distributed from an eligible retirement plan.
In addition, amounts attributable to after-tax Roth Contributions must be rolled over to the Plan by means of a Rollover Contribution.
    Catch-Up Contributions
In addition to the Tax-Deferred Contributions and/or after-tax Roth Contributions described above, Plan Participants who will be at least 50 years old by the end of the calendar year and who have contributed the maximum amount of Tax-Deferred Contributions and/or after-tax Roth Contributions for the year may make additional Catch-up Contributions to the Plan. For 2025 and 2024, Tax-Deferred and after-tax Roth Catch-up Contributions had a combined limit of $7,500. Starting in July 2025, the SECURE 2.0 Act increased the catch-up contribution limit for individuals attaining ages 60-63 during the 2025 calendar year by $3,750. With these additional catch-up contributions, the total catch-up contribution limit increased to $11,250.
(c)    Participants’ Accounts
Each Participant’s Account is credited with the Participant’s contributions, the appropriate amount of the Company’s Employer Profit Sharing Contributions and an allocation of investment fund earnings or losses in which the Participant has directed his or her contribution. The benefit to which a Participant is entitled is the benefit that can be provided from the Participant’s vested Account. The Account of each Participant is valued on a daily basis.
(d)    Vesting
Participants are fully vested in their Tax-Deferred and after-tax Roth Contributions, Roll-Over Contributions, Catch-up Contributions, the Employer Profit Sharing Contribution to their Tax-Deferred Contribution Account, and earnings thereon. Effective January 1, 2007, the vesting percent in the portion of the Employer Profit Sharing Contribution allocated to the Participant’s Company Profit Sharing Account occurs at the rate of 20% per year beginning on the second anniversary of continuous employment.
(e)    Payments of Benefits
On Termination of Employment, Retirement or death, a Participant or Participant’s beneficiary may elect to receive the payment of benefits in a lump sum or in annual installments not to exceed 15 years. Distributions to terminated Participants are based upon the closing price of the funds on the date the Participant requests the distribution from Fidelity. Withdrawals to active Participants are based on the date the withdrawals have been approved by the Plan Administrator and are processed by Fidelity.
Hardship withdrawals are allowed under certain circumstances as defined in the Plan. Participants are suspended from making contributions for six months after taking a hardship withdrawal from the Plan.
(f) Forfeitures
Amounts forfeited by non-vested Participants who terminated employment during the year were $3,208,743 and $2,316,952 for the years ended December 31, 2025 and 2024, respectively. Prior to January 1, 2021, any amounts that were forfeited by participants during the Plan year (for example, due to termination of employment without sufficient vesting service) were allocated at the end of the Plan year to the accounts of individuals who were participants on the last day of the Plan year and completed at least 1,000 Hours-of-Service during the Plan year. For Plan years commencing on and after January 1, 2021, forfeitures are no longer to be allocated to participant accounts and, instead, are applied toward the costs of operating and funding the Plan. The forfeiture balance totaled $3,176,455 and $2,971,855 as of December 31, 2025 and 2024, respectively.

W. R. BERKLEY CORPORATION PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2025 and 2024

(g) Participant Loans
The Plan allows Participants to borrow from their Account. Participants may borrow up to 50% of their vested Account balance; the minimum amount of any loan from the Plan is $1,000, and the maximum amount is the lesser of $50,000 or 50% of the value of the Participant’s vested Account. A Participant may request a loan for any reason and the loan may be repaid over 60 months. For the purchase of a primary residence, however, the loan may be repaid over 25 years. At December 31, 2025 and 2024, there were 1,727 and 1,687 individual loans outstanding, respectively, bearing interest at rates ranging from 3.25% to 8.50% (at December 31, 2025 and at December 31, 2024) per annum with maturities ranging from less than 1 to 25 years for both years.
The interest rate charged on the loan and repaid to the Participant’s Account is set to the prime rate as of the first day of the quarter in which the loan originated and is fixed for the duration of the loan. A Participant may have up to two loans outstanding at a time. Repayment of the loan to the Participant’s Account is made through payroll deductions or the loan may be paid in full by a lump-sum payment. A partial repayment is not permitted other than pursuant to the aforementioned payroll deductions or as set forth in the following sentence. A Participant with an outstanding loan balance who separates from service with the Company has the option of repaying the loan in a lump sum or continuing to pay the monthly loan payment amount directly to Fidelity.
(h) Hardship Withdrawals
The following changes have been made to the Plan provisions governing hardship withdrawals effective January 1, 2019:
•The investment earnings on Elective Deferral Contributions may be included in a hardship withdrawal.
•The following hardship withdrawal criteria are expanded to include a Participant’s designated primary beneficiary.
◦Payment of certain deductible medical expenses;
◦Payment of certain tuition and related educational expenses;
◦Payments for burial or funeral expenses;
•The criteria for a hardship withdrawal includes expenses and losses (including loss of income) incurred on account of a disaster declared by the Federal Emergency Management Agency (“FEMA”), provided that the Participant’s principal residence or principal place of employment at the time of the disaster was located in an area designated by FEMA for individual assistance with respect to the disaster and the Participant satisfies any other conditions imposed by the Internal Revenue Service.
•A six-month suspension will no longer be imposed on a Participant’s Elective Deferral Contributions and/or Roth Contributions upon taking a hardship withdrawal; and a Participant will no longer be required to take out all available Plan loans before taking a hardship withdrawal.
•A Participant will not be required to take any distribution, withdrawal and/or nontaxable loan that is currently available under any employer plan prior to receiving a hardship distribution, if doing so would be counterproductive to relief of the Participant’s immediate and heavy financial need.
•A Participant will be required to self-certify that he or she meets the criteria for a hardship withdrawal and has insufficient other liquid assets to meet the immediate and heavy financial need.
(i) Claims Provisions
Effective January 1, 2021, in the event a claim for Plan benefits is denied, no person may bring a civil action under Section 501 of the Employee Retirement Income Security Act of 1974 later than three years after the initial claim for benefits was filed with the Plan.
(j)    Investments
Participants are responsible for directing the investment of their respective Accounts. Contributions for which the Participant does not provide investment direction are invested in the Plan’s designated default option (“Plan Designated Fund”). The Fidelity Institutional Asset Management (“FIAM”) Target Date Commingled Pool Class R Fund with a target Retirement Date closest to the year the Participant may retire based on their present age and a retirement age of 65, is the Plan Designated Fund. Investment changes requested by Participants are implemented as soon as administratively practical in accordance with the Plan document.
(k)    Plan Expenses
Participants are charged an annual recordkeeping maintenance fee in quarterly installments which is deducted from each Participant’s Account after the end of each quarter. These charges are included in the “Other expenses, net” account.

W. R. BERKLEY CORPORATION PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2025 and 2024

(I)    Revenue Credits
Revenue credits are allocated into eligible Participant Accounts pro rata into the specific fund that was used to determine the basis, and is allocated pro rata across all sources with that fund balance. These credits are included in the “Other expenses, net” account.

(2)    Summary of Significant Accounting Policies
The following are the more significant accounting policies followed by the Plan:
(a)    Basis of Accounting and Use of Estimates
The financial statements of the Plan are prepared under the accrual method of accounting. The preparation of financial statements in conformity with U.S. generally accepted accounting principles (“GAAP”) requires the Plan to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, as well as disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates and assumptions.
(b)    Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. For additional information, refer to Note 6, Fair Value Measurement of Investments.
Purchases and sales of investments are recorded on a trade date basis. Investment purchases that have not been settled as of year-end are recorded as a liability. Realized gains and losses are based on an average cost basis and are included in net appreciation (depreciation) in fair value of investments. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.
Investment management fees, including brokerage fees and commissions on the purchase and sale of securities and other related portfolio management expenses, are paid from assets of, and applied against the investment performance of, the respective investment funds.
Each Participant is entitled to exercise voting rights attributable to the shares of the W. R. Berkley Corporation Common Stock Fund (“Company Common Stock Fund”) allocated to his or her Account and is notified by the Trustee prior to the time that such rights are to be exercised. The Trustee is permitted to vote any allocated shares for which instructions have not been given by a Participant in the same proportion as those allocated shares for which instructions were given by Participants.
(c) Cash and Cash Equivalents
The Plan considers all highly liquid investments with a maturity of three months or less to be cash equivalents. Cash and cash equivalents include $3,291,585 and $3,231,317 of money market mutual funds with an initial term of less than three months at December 31, 2025 and 2024.
(d)    Payment of Benefits
Benefit payments are recorded when paid.

(3)     Risks and Uncertainties
The Plan offers a number of investment options including the Company Common Stock Fund and a variety of pooled investment funds, which consist of registered investment companies and common collective trusts. The investment funds are comprised of U.S. equities, international equities, and fixed income securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonable to expect that changes in the values of investment securities will occur in the near term and that such changes could materially affect Participant Account balances and the Statement of Changes in Net Assets Available for Plan Benefits.
The Plan’s exposure to a concentration of credit risk is limited by the diversification of investments across all Participant-directed fund elections. Additionally, the investments within each Participant-directed fund election are further diversified into varied financial instruments, with the exception of the Company Common Stock Fund, which principally invests in a security of a single issuer. Approximately 11% of the Plan’s net assets were invested in the Company Common Stock Fund as of December 31, 2025 and 2024, respectively.

W. R. BERKLEY CORPORATION PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2025 and 2024

The Plan investments include mutual funds and common collective trusts that may directly or indirectly invest in securities with contractual cash flows, such as asset backed securities, collateralized mortgage obligations and commercial mortgage backed securities, including securities backed by subprime mortgage loans. The value, liquidity and related income of these securities are sensitive to changes in economic conditions, including real estate value, delinquencies or defaults, or both, and may be adversely affected by shifts in the market’s perception of the issuers and changes in interest rates.
(4)     Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.
In the event of termination of the Plan, all amounts credited to the Participants will become fully vested, and all assets remaining after payments of any expenses properly chargeable against the Plan will be distributed to the Participants pro rata in accordance with the value of each Participant’s Account on the date of such termination.
(5)     Tax Status
The Internal Revenue Service (“IRS”) has determined and informed the Company by a letter dated October 31, 2017 that the Plan and related trust are designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan Administrator believes that the Plan is currently designed, and being operated, in compliance with the applicable requirements of the IRC.
GAAP requires the Plan’s management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS.
The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2025, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.
The Plan is subject to routine audits by various taxing jurisdictions. There are currently no audits for any periods in progress.
(6)     Fair Value Measurement of Investments
Fair value is defined as “the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date”. The Plan utilizes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels, as follows:
Level 1 — Quoted or published prices (unadjusted) in active markets for identical assets or liabilities.
Level 2 — Quoted or published prices for similar assets or valuations based on inputs that are observable.
Level 3 — Estimates of fair value based on internal pricing methodologies using unobservable inputs. Unobservable inputs are only used to measure fair value to the extent that observable inputs are not available.
The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

Fair value estimates are made at a specific point in time, based on available market information and other observable inputs. In some cases, the fair value estimates cannot be substantiated by comparison to independent markets. In addition, the disclosed fair value may not be realized in the ultimate settlement of the financial asset as these values do not represent any premium or discount that could result from selling an entire holding of a particular financial asset at one time. Other expenses that would be incurred in an actual sale or settlement are not included in the amounts disclosed.
The following is a description of the valuation methodologies used for assets measured at fair value.
Money Market Funds and Mutual Funds - Valued at the closing price reported on the active market on which the individual securities are traded.
W. R. Berkley Corporation Common Stock Fund - Consists of W. R. Berkley Corporation common stock. The stock is valued at the closing price reported on the active market on which the individual securities are traded.

W. R. BERKLEY CORPORATION PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2025 and 2024

Common Collective Trusts - Excluding the Fidelity Managed Income Portfolio II Class 4 Stable Value Fund (“Stable Value Fund”), the common collective trusts are valued at the Net Asset Value (“NAV”) based on the collective trust’s underlying investments as determined by the fund’s issuer. Redemptions from these collective trust funds generally can be made daily and are determined to have a readily determinable fair value. The Stable Value Fund is an indirect investment in a fully benefit-responsive investment, and is valued using Net Asset Value as a practical expedient, and is recorded at the Plan’s proportionate share of the contract value as determined by the fund manager. This is considered the fair value. For additional information, refer to Note 7, Investment in Stable Value Fund.
Other Investments - Consists of short term investments and varies with the amount of cash awaiting investment and with participant activity in the W. R. Berkley Corporation Common Stock Fund (contributions, redemptions, exchanges, withdrawals, etc.)
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with those of other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. There were no changes to the valuation methodologies in 2025 or 2024.
The following tables set forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2025 and 2024:

	Fair Value Measurements at December 31, 2025
		Quoted or	Significant
		published	other	Significant
	Total assets	prices in	observable	unobservable
	measured at	active markets	market data	market data
	fair value	(Level 1)	(Level 2)	(Level 3)
W. R. Berkley Corporation Common Stock Fund	$298,705,590	$298,705,590	—	—
Mutual Funds	390,070,293	390,070,293	—	—
Common Collective Trusts	1,744,402,311	1,744,402,311	—	—
Money Market Fund	42,062,308	42,062,308	—	—
Other Investments	154,500	154,500	—	—
Stable Value Fund	61,148,236	—	—	—
Total Investments	$2,536,543,238	$2,475,395,002	—	—

	Fair Value Measurements at December 31, 2024
		Quoted or	Significant
		published	other	Significant
	Total assets	prices in	observable	unobservable
	measured at	active markets	market data	market data
	fair value	(Level 1)	(Level 2)	(Level 3)
W. R. Berkley Corporation Common Stock Fund	$254,610,103	$254,610,103	—	—
Mutual Funds	365,920,928	365,920,928	—	—
Common Collective Trusts	1,478,011,673	1,478,011,673	—	—
Money Market Fund	29,422,425	29,422,425	—	—
Other Investments	156,331	156,331	—	—
Stable Value Fund	69,506,345	—	—	—
Total Investments	$2,197,627,805	$2,128,121,460	—	—

W. R. BERKLEY CORPORATION PROFIT SHARING PLAN
Notes to Financial Statements
December 31, 2025 and 2024

(7)Investment in Stable Value Fund
The Plan's investment in the Stable Value Fund holds investment contracts that are deemed to be fully benefit responsive investment contracts ("FBRIC"), however, this is considered to be an indirect FBRIC investment and it is reflected at NAV as a practical expedient which is considered fair value. The NAV is equal to the contract value of the underlying investments and is equal to the accumulated cash contributions and interest credited to the Plan's contracts, less any withdrawals or transfers. The Stable Value Fund is not available for sale or transfer on any securities exchange. The contract value is a relevant measurement attribute because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.
(8)Related Party Transactions
Certain Plan investments are managed or sponsored by Fidelity Investments, an affiliate of Fidelity who is the Trustee as defined by the Plan, and accordingly, these transactions with Fidelity Investments qualify as party-in-interest transactions. Investments in the Company Common Stock Fund also qualify as party-in-interest transactions.
(9)    Subsequent Events
Events that have occurred subsequent to December 31, 2025 have been evaluated through June 25, 2026, the date these financial statements were issued. There were no events that occurred during such period that would require recognition or disclosure in the financial statements as of, or for, the year ended December 31, 2025.

W. R. BERKLEY CORPORATION PROFIT SHARING PLAN
Schedule H, Line 4a - Schedule of Delinquent Participant Contributions
Year ended December 31, 2025

	Total That Constitute Nonexempt Prohibited Transactions
Participant Contributions
Transferred Late to Plan	Not Corrected	Corrected Outside VFCP	Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE

$49	—	$49	—	—
It was noted that there was an unintentional delay by the Plan Sponsor in submitting employee contributions to the Plan. The 20 day delay on the submission of the withholding amount of $49 resulted in lost interest of $0.19. The Participants’ contributions have been credited.
See accompanying report of independent registered public accounting firm.

W. R. BERKLEY CORPORATION PROFIT SHARING PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2025

		Current value at
		December 31, 2025
Identity of issuer	Description and number of shares
* W. R. Berkley Corporation Common Stock Fund	Common Stock Fund: 4,259,920 shares	$298,705,590
Total Common Stock Fund		298,705,590

* Fidelity® Government Income Fund	Mutual Funds: 1,740,221 shares	16,114,446
* Fidelity® Small Cap Growth K6 Fund	Mutual Funds: 1,857,952 shares	35,895,638
* Fidelity® Puritan® Fund - Class K6	Mutual Funds: 3,588,632 shares	61,939,783
JPMorgan Mid Cap Value Fund Class L	Mutual Funds: 711,128 shares	22,692,110
Dodge & Cox Income Fund Class X	Mutual Funds: 3,181,506 shares	40,914,166
MFS International Diversification Fund Class R6	Mutual Funds: 1,901,623 shares	52,827,075
Neuberger Berman Mid Cap Growth Fund Class R6	Mutual Funds: 1,359,313 shares	19,941,119
T. Rowe Price Small-Cap Value Fund I Class	Mutual Funds: 686,913 shares	35,060,036
Vanguard Inflation-Protected Securities Fund Institutional Shares	Mutual Funds: 1,659,801 shares	15,535,734
Vanguard Equity-Income Fund Admiral Shares	Mutual Funds: 959,533 shares	89,150,186
Total Mutual Funds		390,070,293

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W. R. BERKLEY CORPORATION PROFIT SHARING PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2025

		Current value at
		December 31,
Identity of issuer	Description and number of shares	2025
* FIAM Target Date 2010 Commingled Pool Class S	Collective Trusts: 120,963 shares	2,822,068
* FIAM Target Date 2015 Commingled Pool Class S	Collective Trusts: 321,115 shares	8,079,247
* FIAM Target Date 2020 Commingled Pool Class S	Collective Trusts: 1,067,825 shares	27,977,020
* FIAM Target Date 2025 Commingled Pool Class S	Collective Trusts: 2,881,235 shares	82,893,133
* FIAM Target Date 2030 Commingled Pool Class S	Collective Trusts: 4,842,388 shares	146,918,041
* FIAM Target Date 2035 Commingled Pool Class S	Collective Trusts: 3,772,012 shares	129,908,093
* FIAM Target Date 2040 Commingled Pool Class S	Collective Trusts: 2,964,209 shares	109,557,180
* FIAM Target Date 2045 Commingled Pool Class S	Collective Trusts: 2,883,353 shares	109,682,763
* FIAM Target Date 2050 Commingled Pool Class S	Collective Trusts: 2,424,689 shares	90,901,587
* FIAM Target Date 2055 Commingled Pool Class S	Collective Trusts: 1,290,432 shares	51,901,157
* FIAM Target Date 2060 Commingled Pool Class S	Collective Trusts: 1,148,077 shares	30,952,148
* FIAM Target Date 2065 Commingled Pool Class S	Collective Trusts: 546,039 shares	11,193,799
* FIAM Target Date Income Commingled Pool Class S	Collective Trusts: 120,797 shares	2,246,823
* Fidelity® Contrafund® Commingled Pool	Collective Trusts: 5,498,345 shares	306,367,794
* Fidelity® Growth Company Commingled Pool	Collective Trusts: 3,594,613 shares	318,806,269
State Street Global All Cap Equity Ex-U.S. Index Securities Lending Series Fund Class II	Collective Trusts: 1,605,700 shares	29,813,037
State Street Russell Small/Mid Cap® Index Securities Lending Series Fund Class II	Collective Trusts: 1,504,492 shares	31,227,241
State Street S&P 500® Index Securities Lending Series Fund Class II	Collective Trusts: 7,689,144 shares	234,534,277
State Street U.S. Bond Index Securities Lending Series Fund Class XIV	Collective Trusts: 1,613,573 shares	18,620,634
Total Common Collective Trusts		1,744,402,311

Vanguard Federal Money Market Fund Investor Shares	Mutual Funds: 42,062,308 shares	42,062,308
Total Money Market Fund		42,062,308

Managed Income Portfolio II Class 4	Collective Trusts: 61,148,236 shares	61,148,236
Total Stable Value Fund		61,148,236
* Participant Loans	1,727 Participant loans (interest rates range from 3.25% to 8.50% per annum with maturities ranging from <1 to 25 years)	19,471,900

Other Investments	Consists of short term investments	154,500

Total investments and participant loans		$2,556,015,138
* Party-in-interest as defined by ERISA
See accompanying report of independent registered public accounting firm.

W. R. BERKLEY CORPORATION PROFIT SHARING PLAN

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the Finance Committee of W. R. Berkley Corporation Profit Sharing Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

W. R. BERKLEY CORPORATION
PROFIT SHARING PLAN
/s/ Richard M. Baio
By	Richard M. Baio
Member, Profit Sharing Plan
Administrative Committee

    June 25, 2026

Exhibit Index
Exhibit 23            Consent of Independent Registered Public Accounting Firm